Filed by SLR Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

March 1, 2022

SLR Investment Corp.

(Exact name of registrant as specified in its charter)

Maryland	814-00754	26-1381340
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Park Avenue

New York, NY 10022

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (212) 993-1670

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	SLRC	The NASDAQ Global Select Market

Item 2.02 Results of Operations and Financial Condition

On March 1, 2022 SLR Investment Corp. (the “Company”) issued a press release announcing its financial results for the quarter and year ended December 31, 2021. The press release is attached hereto as Exhibit 99.1.

The information disclosed under this Item 2.02, including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed incorporated by reference into any filing made under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release dated March 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2022	SLR Investment Corp.

	By:	/s/ Richard L. Peteka
Richard L. Peteka
Secretary

Exhibit 99.1

SLR Investment Corp. Announces Quarter and Fiscal Year Ended December 31, 2021 Financial Results;

Strong Origination Volumes Drive SLRC to its Target Leverage Range;

Declares Quarterly Distribution of $0.41 Per Share for Q1, 2022

NEW YORK — March 1, 2022 – SLR Investment Corp. (NASDAQ: SLRC) (the “Company” or “SLRC”) today reported net investment income of $14.9 million, or $0.35 per share, for the fourth quarter of 2021. For the fiscal year ended December 31, 2021, the Company reported net investment income of $60.9 million, or $1.44 per share.

At December 31, 2021, net asset value (NAV) was $19.93 per share.

The Company’s Board of Directors declared a first quarter 2022 distribution of $0.41 per share, payable on April 1, 2022 to stockholders of record on March 18, 2022. The specific tax characteristics of the distribution will be reported to stockholders on Form 1099 after the end of the calendar year.

HIGHLIGHTS:

At December 31, 2021:

Comprehensive Investment Portfolio* fair value: $2.1 billion

Number of unique issuers: ~600

Net assets: $842.3 million

Net asset value per share: $19.93

Net debt-to-equity: 0.97x

Available capital**: $679 million, subject to borrowing base availability

Comprehensive Investment Portfolio Activity*** for the Quarter Ended December 31, 2021:

Investments made during the quarter: $339.9 million

Investments prepaid and sold during the quarter: $261.5 million

Comprehensive Investment Portfolio Activity*** for the Year Ended December 31, 2021:

Investments made during the year: $1.1 billion

Investments prepaid and sold during the year: $1.1 billion

Operating Results for the Quarter Ended December 31, 2021:

Net investment income: $14.9 million

Net investment income per share: $0.35

Net realized and unrealized loss: $8.8 million

Net increase in net assets from operations: $6.1 million

Earnings per share: $0.14

Operating Results for the Year Ended December 31, 2021:

Net investment income: $60.9 million

Net investment income per share: $1.44

Net realized and unrealized loss: $1.4 million

Net increase in net assets from operations: $59.6 million

Earnings per share: $1.41

*

The Comprehensive Investment Portfolio for the quarter and year ended December 31, 2021 is comprised of SLRC’s investment portfolio, SLR Credit Solutions’ (“SLR-CS”) full portfolio, SLR Equipment Finance’s (“SLR-EF”) full portfolio and Kingsbridge Holdings, LLC’s (“KBH”) full portfolio, and excludes the Company’s fair value of the equity interests in SLR-CS, SLR-EF and KBH and also excludes SLRC’s loan to KBH.

**	Please see Liquidity and Capital Resources below.
***	Comprehensive Portfolio Activity for the quarter and year ended December 31, 2021 includes gross originations through SLR-CS, SLR-EF and KBH.

“During 2021, SLR Investment Corp. originated $1.1 billion of investments across our strategies, our most active year on record. Additionally, commitments to delayed draw term loan facilities will further support portfolio growth alongside new originations in 2022,” said Michael Gross, Co-CEO of SLR Investment Corp. “We expect earnings in 2022 to benefit from the increased size of SLRC’s income producing portfolio.”

“In 2021 we undertook an initiative to further optimize our fundings. We issued $185 million of notes at a blended rate of 3.2% across two private offerings and reduced the pricing of the Company’s revolving credit facility.” said Bruce Spohler, Co-CEO of SLR Investment Corp. “With our upcoming 4.6% note maturity this May, our lowered cost of financing is expected to be accretive to our net interest margin and earnings.”

Conference Call and Webcast

The Company will host an earnings conference call and audio webcast at 10:00 a.m. (Eastern Time) on Wednesday, March 2, 2022. All interested parties may participate in the conference call by dialing (844) 889-7786 approximately 5-10 minutes prior to the call, international callers should dial (661) 378-9930. Participants should reference SLR Investment Corp. and the participant passcode of 2355469 when prompted. A telephone replay will be available until March 16, 2022 and can be accessed by dialing (855) 859-2056 and using the passcode 2355469. International callers should dial (404) 537-3406. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties through SLR Investment Corp.’s website, www.slrinvestmentcorp.com. To listen to the webcast, please go to the Company’s website prior to the start of the call to register and download any necessary audio software. For those who are not able to listen to the live broadcast, a replay of the webcast will be available soon after the call.

Comprehensive Investment Portfolio

Investment Activity

During the three months ended December 31, 2021, SLRC had total originations of $339.9 million and repayments of $261.5 million across the Company’s five core business units: cash flow, asset-based, life science lending, equipment finance, and corporate leasing.

The investment activity of our Comprehensive Investment Portfolio for the quarter ended December 31, 2021 was as follows:

Comprehensive Investment Portfolio Activity (1) – Q4 2021 (in millions)

Asset Class	Cash Flow Loans	Asset-based Loans / SLR- CS(2)	Equipment Financings / SLR-EF(3)	Life Science Loans	Corporate Leasing(4)	Total Portfolio Activity
Originations	$55.8	$104.6	$58.5	$66.0	$55.0	$339.9
Repayments / Amortization	$61.9	$68.8	$44.1	$31.4	$55.3	$261.5

Net Portfolio Activity	($6.1)	$35.8	$14.4	$34.6	($0.3)	$78.4

(1)	Total Portfolio Activity includes gross originations/repayments across each business unit.

(2)	Includes SLR-CS’ full portfolio and asset-based loans on the Company’s balance sheet.

(3)	Includes SLR-EF’s full portfolio and equipment financings on the Company’s balance sheet.

(4)	Includes gross origination and repayment activity for KBH’s portfolio.

During the year ended December 31, 2021, SLRC had originations of $1.09 billion and repayments of $1.06 billion. Net originations of asset-based lending / specialty finance businesses were ($132.8) million while net originations of cash flow loans were $162.7 million. Approximately 73.4% of originations in 2021 were in asset-based loans and specialty finance businesses and approximately 26.6% were in cash flow senior secured loans.

Total Portfolio Activity (1) – For the Year Ended 2021

(in millions)

Asset Classes	Cash Flow Loans	Asset-based Loans / SLR- CS(2)	Equipment Financings / SLR-EF(3)	Life Science Loans	Corporate Leasing(4)	Total Portfolio Activity
Originations	$288.8	$257.3	$159.7	$122.0	$258.2	$1,086.0
Repayments / Amortization	$126.1	$343.9	$146.0	$180.5	$259.6	$1,056.1

Net Portfolio Activity	$162.7	($86.6)	$13.7	($58.5)	($1.4)	$29.9

(1)	Total Portfolio Activity includes gross originations/repayments across each business unit.

(2)	Includes SLR-CS’ full portfolio and asset-based loans on the Company’s balance sheet.

(3)	Includes SLR-EF’s full portfolio and equipment financings on the Company’s balance sheet.

(4)	Includes gross origination and repayment activity for KBH’s full portfolio.

Portfolio Composition

Our Comprehensive Investment Portfolio composition by business unit at December 31, 2021 was as follows:

Comprehensive Investment Portfolio Composition (at fair value)	Amount		Weighted Average Asset Yield(5)
	($mm)%
Cash Flow Senior Secured Loans	$440.0	21.2%	8.1%
Asset-Based Senior Secured Loans / SLR-CS1)	$439.7	21.1%	11.5%
Equipment Senior Secured Financings / SLR-EF(2)	$336.1	16.2%	9.5%
Life Science Senior Secured Loans	$272.5	13.1%	10.9	%(6)
Corporate Leasing / KBH(3)	$578.0	27.8%	10.2	%(7)

Total Senior Secured Loans	$2,066.3	99.4%	10.0%
Equity and Equity-like Securities	$12.3	0.6%

Total Comprehensive Investment Portfolio	$2,078.6	100%

Floating Rate Investments(4)	$1,121.5	54.1%

First Lien Senior Secured Loans	$1,958.7	94.2%

Second Lien Senior Secured Cash Flow Loans	$48.7	2.4%

Second Lien Senior Secured Asset-Based Loans	$58.9	2.8%

(1)	Includes SLR-CS’ full portfolio and asset-based and lender finance loans on the Company’s balance sheet and excludes the Company’s equity investment in SLR-CS.

(2)	Includes SLR-EF’s full portfolio and equipment financings on the Company’s balance sheet and excludes the Company’s equity investments in SLR-EF.

(3)	Includes KBH’s full portfolio and excludes the Company’s equity and debt investments in KBH.

(4)

Floating rate investments calculated as a percent of the Company’s income-producing Comprehensive Investment Portfolio. The majority of fixed rate loans are associated with SLR-EF and leases associated with KBH. Additionally, SLR-EF and KBH seek to match-fund their fixed rate assets with fixed rate liabilities.

(5)

The weighted average asset yield for cash flow, asset-based and life science loans on balance sheet is based on a yield to maturity calculation. The weighted average yield for equipment financing and SLR-CS asset-based loans is calculated based on the expected average life of a loan for each asset class.

(6)	The weighted average asset level yield for Life Science loans is calculated on cost and excludes the impact of success fees and/or warrants.

(7)	Represents the annualized Q4 2021 dividend yield at cost on SLRC’s equity investment in KBH.

The Comprehensive Investment Portfolio is diversified across approximately 600 unique issuers across approximately 80 industries, with an average exposure of $3.5 million or 0.2% per issuer.

At December 31, 2021, 99.4% of the Company’s Comprehensive Investment Portfolio was invested in senior secured loans of which 94.8% is held in first lien senior secured loans and 5.2% is held in senior secured second lien loans. Second lien cash flow exposure is 2.4% of the Comprehensive Investment Portfolio at December 31, 2021, with the remainder in second lien asset-based loans.

SLR Investment Corp. Portfolio

Asset Quality

As of December 31, 2021, 99.5% of SLRC’s portfolio was performing at fair market value.

The Company puts its largest emphasis on risk control and credit performance. On a quarterly basis, or more frequently if deemed necessary, the Company formally rates each portfolio investment on a scale of one to four, with one representing the least amount of risk.

As of December 31, 2021, the composition of our portfolio, on a risk ratings basis, was as follows:

Internal Investment Rating	Investments at Fair Value ($mm)	% of Total Portfolio
1	$311.3	18.6%
2	$1,315.1	78.7%
3	$31.1	1.9%
4	$13.1	0.8%

SLR Investment Corp.’s Results of Operations for the Fiscal Year Ended December 31, 2021 compared to the Fiscal Year Ended December 31, 2020.

Investment Income

For the fiscal years ended December 31, 2021 and 2020, gross investment income totaled $139.4 million and $121.7 million, respectively.

Investment Income Contribution by Business Unit

Business Unit Contribution to Gross Investment Income (1)

(in millions)

For the Year Ended:	Cash Flow Lending	Asset-based Lending / SLR-CS	Equipment Financing / SLR-EF	Life Science Lending	Corporate Leasing	Total
12/31/2021	$32.8	$32.8	$16.3	$37.7	$19.8	$139.4
% Contribution	23.5%	23.5%	11.7%	27.1%	14.2%	100.0%

(1)

Investment Income Contribution by Business Unit includes interest income/fees from cash flow loans on balance sheet, income/fees from asset-based loans on balance sheet and distributions from SLR-CS, income/fees from equipment financings and distributions from SLR-EF, distributions from KBH, and income/fees from life science loans.

Expenses

Expenses totaled $78.4 million and $62.5 million, respectively, for the fiscal years ended December 31, 2021 and 2020. The increase in expenses from 2020 to 2021 was primarily driven by a larger income producing investment portfolio, which resulted in higher management and incentive fees as well as higher interest costs. During the fourth quarter, SLRC incurred $0.9 million of one-time expenses related to the upcoming proposed merger with SLR Senior Investment Corp.

Net Investment Income

SLRC’s net investment income totaled $60.9 million and $59.2 million, or $1.44 and $1.40, per average share, respectively, for the fiscal years ended December 31, 2021 and 2020.

Net Realized and Unrealized Loss

Net realized and unrealized loss for the fiscal years ended December 31, 2021 and 2020 totaled approximately $1.4 million and $43.8 million, respectively.

Net Increase in Net Assets Resulting From Operations

For the fiscal years ended December 31, 2021 and 2020, SLRC had a net increase in net assets resulting from operations of $59.6 million and $15.5 million, respectively. For the fiscal years ended December 31, 2021 and 2020, earnings per average share were $1.41 and $0.37, respectively.

Liquidity and Capital Resources

Unsecured Debt

At December 31, 2021, approximately 61% of the Company’s funded debt, or $496 million, was comprised of fixed rate unsecured notes.

Credit Facilities and Available Capital

At December 31, 2021, the Company had $323 million drawn on its $700 million revolving credit facility and had approximately $2.9 million in cash on hand.

Leverage

On December 31, 2021, the Company’s net debt-to-equity was 0.97x. SLRC’s current leverage provides a significant cushion to its regulatory asset coverage limit of 2.0x debt-to-equity and is in line with its target leverage ratio of 0.9x – 1.25x.

Unfunded Commitments

At December 31, 2021, excluding commitments to SLR-CS and SLR-EF, the Company had unfunded commitments of approximately $177.5 million.

Merger Agreement

On December 1, 2021, we entered into a merger agreement, which provides that, subject to the conditions set forth in the merger agreement SLRC will merge with and into SLR Senior Investment Cop. (“SUNS”), with SLRC continuing as the surviving company. Both SLRC’s and SUNS’ board of directors, including all of the respective independent directors, in each case, on the recommendation of a special committee comprised solely of the independent directors of SLRC and SUNS, as applicable, have approved the merger agreement and the transactions contemplated thereby.

Consummation of the mergers, which is currently anticipated to occur during the first half of calendar year 2022, is subject to certain closing conditions, including requisite approvals of SLRC’s and SUNS’ stockholders and certain other closing conditions.

Recent Developments

Unsecured Note Offering

On January 6, 2022, SLRC closed a private offering of $135 million of the 2027 Series F Unsecured Notes with a fixed interest rate of 3.33% and a maturity date of January 6, 2027. Interest on the 2027 Series F Unsecured Notes is due semi-annually on January 6 and July 6. The 2027 Series F Unsecured Notes were issued in a private placement only to qualified institutional buyers.

Financial Statements and Tables

SLR INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except share amounts)

	December 31, 2021	December 31, 2020
Assets
Investments at fair value:
Companies less than 5% owned (cost: $985,088 and $832,507, respectively)	$964,379	$822,298
Companies more than 25% owned (cost: $711,865 and $724,428, respectively)	706,203	709,653
Cash	2,935	8,779
Cash equivalents (cost: $320,000 and $379,997, respectively)	320,000	379,997
Dividends receivable	9,028	7,927
Interest receivable	6,521	6,478
Receivable for investments sold	1,378	255
Prepaid expenses and other assets	567	571

Total assets	$2,011,011	$1,935,958

Liabilities
Debt ($818,500 and $677,000 face amounts, respectively, reported net of unamortized debt issuance costs of $6,462 and $5,549, respectively	$812,038	$671,451
Payable for investments and cash equivalents purchased	320,041	380,038
Distributions payable	17,327	17,327
Management fee payable	7,435	6,535
Performance-based incentive fee payable	1,864	792
Interest payable	4,492	3,416
Administrative services expense payable	2,689	1,946
Other liabilities and accrued expenses	2,844	2,430

Total liabilities	$1,168,730	$1,083,935

Net Assets
Common stock, par value $0.01 per share, 200,000,000 and 200,000,000 common shares authorized, respectively, and 42,260,826 and 42,260,826 shares issued and outstanding, respectively	$423	$423
Paid-in capital in excess of par	936,999	962,481
Accumulated distributable net loss	(95,141)	(110,881)

Total net assets	$842,281	$852,023

Net Asset Value Per Share	$19.93	$20.16

SLR INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share amounts)

	Year ended December 31,
	2021	2020
INVESTMENT INCOME:
Interest:
Companies less than 5% owned	$86,122	$84,143
Companies more than 25% owned	11,354	8,861
Dividends:
Companies less than 5% owned	133	50
Companies more than 25% owned	37,564	26,794
Other income:
Companies less than 5% owned	4,157	1,885
Companies more than 25% owned	24	12

Total investment income	139,354	121,745

EXPENSES:
Management fees	28,277	24,951
Performance-based incentive fees	10,309	2,272
Interest and other credit facility expenses	29,876	27,156
Administrative services expense	5,575	5,215
Other general and administrative expenses	4,390	2,936

Total expenses	78,427	62,530

Net investment income	$60,927	$59,215

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND CASH EQUIVALENTS:
Net realized gain (loss) on investments and cash equivalents (companies less than 5% owned)	$26	$(26,638)

Net change in unrealized gain (loss) on investments and cash equivalents:
Companies less than 5% owned	(10,500)	8,970
Companies more than 25% owned	9,113	(26,096)

Net change in unrealized loss	(1,387)	(17,126)

Net realized and unrealized loss on investments and cash equivalents	(1,361)	(43,764)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$59,566	$15,451

EARNINGS PER SHARE	$1.41	$0.37

About SLR Investment Corp.

SLR Investment Corp. is a closed-end investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. A specialty finance company with expertise in several niche markets, the Company primarily invests directly and indirectly in leveraged, U. S. middle market companies in the form of cash flow senior secured loans including first lien and second lien debt instruments and asset-based loans including senior secured loans collateralized on a first lien basis primarily by current assets.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger of SUNS with and into SLRC (the “Mergers”). The forward-looking statements may include statements as to: future operating results of SLRC and SUNS and distribution projections; business prospects of SLRC and SUNS and the prospects of their portfolio companies; and the impact of the investments that SLRC and SUNS expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SLRC and SUNS stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SUNS and SLRC or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SLRC’s and SUNS’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SLRC’s and SUNS’s publicly disseminated documents and filings. SLRC has based the forward-looking statements included in this press release on information available to it on the date of this press release, and SLRC assumes no obligation to update any such forward-looking statements. Although SLRC undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that SLRC in the future may file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contact

SLR Investment Corp.

Investor Relations

(646) 308-8770